

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2023**
> **File No. 333-271050**

Dear Robert McKee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments are to our March 24, 2023 comment letter.

Registration Statement on Form S-1 filed March 31, 2023

Risk Factors
EQT may have interests that conflict with the interests of our other stockholders, page 47

1. We note your disclosure here and elsewhere that pursuant to the Holdco Term Loan, EQT will be limited from taking or causing its subsidiaries from approving or taking certain actions without the consent of the lender, including amending organizational documents, authorizing equity issuances in excess of certain thresholds, incurring indebtedness for borrowed money (other than indebtedness under your ABL Facility, certain working capital and ordinary course financings, and indebtedness otherwise permitted by the ABL Facility (other than certain unsecured debt)), materially modifying your dividend policy, entering into certain affiliate transactions or entering into a voluntary liquidation or the

commencement of bankruptcy proceedings. Please revise your disclosure on page 121 regarding Kodiak Holdings' rights under its Stockholders' Agreement accordingly. Also identify the lender that will hold these consent rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Expenditures, page 73

2. We note your response to the final point of prior comment 2 explaining that your maintenance capital expenditures do not approximate your depreciation and amortization expense on an average basis "because of the nature of the maintenance required" and "the timing of the incurrence" of expenditures, which appears to be frequent in comparison to the estimated useful lives of your assets when they are first acquired.

You further explain that maintenance capital expenditures "are typically incurred on a four-year cycle" and "focus primarily on replacing significant parts" that are depreciated over four years. As such, we understand that your maintenance capital expenditures do not maintain your assets indefinitely though cover the replacement of faster wearing components until certain longer wearing components that are either uneconomical or impractical to replace are no longer serviceable.

If this is correct, please modify your description of maintenance capital expenditures on page 73, which presently states that these are "made to maintain the operating capacity" of your assets, to clarify that your ability to maintain the operating capacity of your assets with the amounts designated as maintenance capital expenditures is limited to extending or maximizing the service lives of your assets over the near term, and that such amounts are not sufficient to sustain operating capacity over the long term. Also clarify, with respect to the 15-25 year useful lives of compression units disclosed on page F-18, the extent to which these lives may be increased with maintenance capital expenditures.

Please similarly clarify disclosures elsewhere in the filing that either present or utilize maintenance capital expenditures in other computations such as the measures of discretionary cash flow and free cash flow on page 80.

3. Please clarify how you are presenting the costs of replacement when such assets are no longer serviceable. For example, given your description of growth capital expenditures on page 73, stating with regard to compression units that these are incurred "to expand the operating capacity or operating income capacity of assets," while also indicating these include costs of various other assets and "general items that are typically capitalized to operate the business that have useful life beyond one year," revise to clarify whether the costs you would consider to expand the income capacity of assets includes the replacement of compression units that are no longer serviceable.

If such costs are included in the amounts designated as growth capital expenditures, please qualify the description of the costs as necessary to clarify and reflect that such amounts also include costs that would maintain operating capacity. If such costs include costs that also maintain operating capacity, or costs that do not necessarily yield growth in operating capacity, this should be clear from your description and references to the measures here and elsewhere in the filing. Please also address your rationale for positioning the proceeds from the sale of capital assets in your computation of discretionary cash flow.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Pacey, Esq.